UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tesla Motors, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88160R 101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)	Page 1 of 5 pages

CUSIP No. 88160R 101
1.	Names of Reporting Persons. Elon R. Musk
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 28,356,418 (See Item 4(a) below)
	6.	Shared Voting Power 28,356,418 (See Item 4(a) below)
	7.	Sole Dispositive Power 28,356,418 (See Item 4(a) below)
	8.	Shared Dispositive Power 28,356,418 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,356,418 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 29.06%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

Tesla Motors, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3500 Deer Creek Road

Palo Alto, CA 94304

Item 2.

(a)	Name of Person Filing:

Elon R. Musk

(b)	Address of Principal Business Office or, if none, Residence:

c/o Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, CA 94306

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

88160R 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1
(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 3 of 5 pages

(a)	Amount beneficially owned: 28,356,418, which includes (i) options to purchase 2,656,822 shares of Common Stock that are exercisable within 60 days of December 31, 2010 and (ii) 25,699,596 shares of Common Stock held by the Elon Musk Revocable Trust dated July 22, 2003.

(b) Percent of class:                     29.06% (percentage ownership is calculated based on 94,908,370 shares of common stock outstanding as of December 31, 2010 and assumes that the 2,656,822 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	28,356,418 shares (See item 4(a) above).

(ii) Shared power to vote or to direct the vote	28,356,418 shares (See item 4(a) above).

(iii) Sole power to dispose or to direct the disposition of	28,356,418 shares (See item 4(a) above).

(iv) Shared power to dispose or to direct the disposition of	28,356,418 shares (See item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2011
Date

/s/ Elon R. Musk
Elon R. Musk

Page 5 of 5 pages